May 5, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alder BioPharmaceuticals, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Alder BioPharmaceuticals, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-194672) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 3:00 p.m. Washington, D.C. time, on May 7, 2014, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated April 25, 2014, was distributed by the underwriters approximately as follows from April 25, 2014 through the date hereof:

Copies to underwriters	965
Copies to dealers	0
Copies to institutional investors	1,140
Copies to others/retail	952
Total	3,057

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Credit Suisse Securities (USA) LLC
Leerink Partners LLC
Wells Fargo Securities, LLC
Sanford C. Bernstein & Co., LLC

By: Credit Suisse Securities (USA) LLC As representative of the several underwriters

By:	/s/ Bruce Leuchter
Name:	Bruce Leuchter
Title:	Director, IBD

By: Leerink Partners LLC As representative of the several underwriters

By:	/s/ Bryan Giraudo
Name:	Bryan Giraudo
Title:	Managing Director

Acceleration Request Signature Page